Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325 6665

Media Release

February 9, 2016

Credit Suisse Announces Launch of the “OIIL” ETN Providing Exposure to an Index of WTI Crude Oil Futures Contracts

The new ETN is linked to the Bloomberg WTI Crude Oil Total Return SubindexSM (the “Index”).

New York, February 9, 2016 Credit Suisse today announced the launch of its X-LinksTM WTI Crude Oil Index ETN which is listed under the ticker symbol “OIIL” and will begin trading on NYSE Arca this morning.

OIIL Profile

ETN Ticker	OIIL
Underlying Index	Bloomberg WTI Crude Oil Total Return SubindexSM
Index Ticker	BCOMCLTR
Investor Fee[1]	0.55%, accrued on a daily basis
Indicative Value Ticker[2]	OIILIV (Bloomberg) / ^OIIL-IV (Yahoo! Finance)

1 In addition to the daily Investor Fee, which reduces the amount of payment at maturity, an Early Redemption Charge per ETN of 0.125% times the Closing Indicative Value on the Early Redemption Date will be charged upon an early redemption at the holder’s option.

2 The Intraday Indicative Value and the Closing Indicative Value will be published on each Trading Day under the Bloomberg ticker symbol “OIILIV” and under the Yahoo! Finance ticker symbol “^OIIL-IV.” The “indicative value” for the ETNs is designed to reflect the economic value of the ETNs at a given time. The indicative value is a calculated value and is not the same as the trading price of the ETNs and is not a price at which you can buy or sell the ETNs in the secondary market. The indicative value does not take into account the factors that influence the trading price of the ETNs, such as imbalances of supply and demand, lack of liquidity and credit considerations. The actual trading price of the ETNs in the secondary market may vary significantly from their indicative value. Investors can compare the trading price (if such concurrent trading price is available) of the ETNs against the indicative value to determine whether the ETNs are trading in the secondary market at a premium or a discount to the economic value of the ETNs at any given time. Investors are cautioned that paying a premium purchase price over the indicative value at any time could lead to the loss of any premium in the event the investor sells the ETNs when such premium is no longer present in the market place or your ETNs are repurchased by us (including pursuant to an acceleration at our option). It is also possible that the ETNs will trade in the secondary market at a discount below the indicative value and that investors would receive less than the indicative value if they had to sell their ETNs in the market at such time.

“Credit Suisse is excited to launch the new X-LinksTM ETN, OIIL, which tracks an index of WTI crude oil futures contracts,” said Paul Somma, Head of Exchange Traded Notes at Credit Suisse.  “We believe investors will quickly come to appreciate the features of this new ETN.  OIIL’s annual fee rate is 0.55% and its fees are applied in a ‘non-path-dependent’ manner, where each day’s fee is simply the ETN’s value multiplied by the daily prorated amount of the annual fee rate.  Since OIIL is an ETN, its investors will not receive an IRS Schedule K-1.”

Bloomberg WTI Crude Oil Total Return SubindexSM

OIIL tracks the Bloomberg WTI Crude Oil Total Return SubindexSM (the “Index”), which is a single commodity subindex of the total return version of the Bloomberg Commodity IndexSM (the “Base Index”). The Index is intended to reflect the returns that are potentially available through an unleveraged investment in rolling West Texas Intermediate crude oil futures contracts, plus the Treasury

Bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The Base Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the underlying commodity index. The Base Index was previously known as the Dow Jones–UBS Commodity IndexSM. The Index is a total return index and was launched on July 14, 1998.

Selected Investment Features

•	Tracks the Bloomberg WTI Crude Oil Total Return SubindexSM
•	Exposure to WTI crude oil futures contracts traded on the NYMEX
•	Simplified tax administration since investors in the ETNs will not receive an IRS Schedule K-1
•	Listed on NYSE Arca
•	Tracking Error refers to the under/over performance differential of an ETN’s indicative value (not its secondary market or trading price) versus its underlying index over a given time period, after accounting for the ETN’s fees and costs. Since the payment received by the ETN holder at maturity or upon early redemption or acceleration, as applicable, is determined solely by the performance of the Index, less investor fees, the ETN is expected to have little or no “tracking error.” Any payment on the ETNs is subject to our ability to pay our obligations as they become due.

Index Returns (7/14/1998 – 2/5/2016)

	Ticker	1 Month	3 Months	1 Year	3 Years*	5 Years*	Since Inception*
Bloomberg WTI Crude Oil Total Return SubindexSM	BCOMCLTR	-16.90%	-37.97%	-52.08%	-35.53%	-24.39%	0.52%
S&P GSCI® Crude Oil Total Return Index	SPGSCLTR	-16.85%	-38.32%	-52.85%	-36.45%	-24.59%	-0.56%
S&P 500 Index – Total Return	SPXT	-6.63%	-9.98%	-6.89%	9.84%	9.80%	4.63%

Source: Bloomberg, as of 2/5/2016.

* These represent annualized returns.

Index Performance (7/14/1998 – 2/5/2016)

Source: Bloomberg.

The table and graph above show the historical performance of the Bloomberg WTI Crude Oil Total Return SubindexSM, the S&P GSCI® Crude Oil Total Return Index and the S&P 500® Total Return Index from July 14, 1998 to February 5, 2016. Historical performance is not indicative of future performance. Any historical upward or downward trend in the level of the Index during any period set forth in the table and graph above is not an indication that the Index is more or less likely to increase or decrease during the future. The above table and graph do not reflect the fees or costs associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon our call or upon an early redemption.

We obtained information shown above from Bloomberg, without independent verification. “Bloomberg®”, “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Credit Suisse. Neither Bloomberg nor UBS Securities LLC and its affiliates (collectively, “UBS”) are affiliated with Credit Suisse, and Bloomberg and UBS do not approve, endorse, review, or recommend the ETNs. Neither Bloomberg nor UBS guarantees the timeliness, accurateness, or completeness of any data or information relating to the Bloomberg Commodity IndexSM or the Bloomberg WTI Crude Oil Total Return SubindexSM.

More information on the X-LinksTM WTI Crude Oil Index ETN (OIIL) can be found on: www.credit-suisse.com/etn.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. There is no actual portfolio of assets in which any investor in the ETNs has any ownership or other interest. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates.

Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or dealer participating in an offering will arrange to send you the applicable Pricing Supplement, Prospectus Supplement and Prospectus if you so request by calling +1 800 320 1225.

Pricing Supplement dated February 8, 2016, including the Prospectus dated May 4, 2015 and Prospectus Supplement dated May 4, 2015:
https://notes.credit-suisse.com/csfbnoteslogin/etn/prospectus.asp?Ticker=OIIL

You may access the Prospectus Supplement and Prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Pricing Supplement.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.